UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

(Free English Translation)

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

CNPJ/MF: 90.400.888/0001-42

NIRE: 35.300.332.067

NOTICE TO THE MARKET

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil” “Companhia”), comes to the attention to the Official Letter GAE 2942-13, received on July 15, 2013, sent by BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros, provide the following clarifications:

I. OFFICIAL LETTER BM&FBOVESPA GAE 2942-13:

“GAE 2942-13

July 16, 2013

 Banco Santander (Brasil) S.A.

Investors Relations Board of Officers

Mr. Carlos Alberto López Galán

Dear Sirs,

According to the news published on the Newspaper named “Valor Econômico” (local paper), on 07/15/2013, it was noticed, among other information, that Santander Brasil cut its expected of the loan portfolio to 10% this year, and in January, the Santander Brasil forecasted the largest high of 15%.

It is required clarifications about that news, until 07/16/2013, as well as other information, considered important.

This requirement is part of the Cooperation Agreement, signed by CVM and BM&FBOVESPA, on 12/13/2011, which means that, in case of no answering to that Official Letter, the Company could be eventually punished by the application of a coercive fine, to be applied by the “Superintendência de Relações com Empresas – SEP” of CVM, pursuant to the Instruction CVM # 452/07.

 Respectfully,

 Nelson Barroso Ortega

Gerência de Acompanhamento de Emissores

BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros”

II. CLARIFICATIONS OF SANTANDER BRASIL:

The Santander Brasil clarifies that the indicator of 15% due to grown in the credit portfolio was inserted in indicators (guidance) of the Company, according to Material Fact published on September 29, 2011.

Whereas such indicators (guidance) were based on several premises, which, however, were not confirmed along of 2012, the Company decided to discontinue it, according to Material Fact published on March 8, 2013.

The news published on the Newspaper named “Valor Econômico” (local paper), on 07/15/2013, about a possible cut in anticipation of the loan portfolio to 10%, reflects the views of the analysts who produced the report on this subject.

São Paulo,  July 16st, 2013.

Carlos Alberto López Galán

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 17, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer